Exhibit 99.2

A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

February 12, 2024

TELUS Corporation

Indicative Term Sheet

●% Series CAP Notes due February 18, 2031

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	Series CAP Notes pursuant to Short Form Base Shelf Prospectus of the Company dated August 8, 2022 and the Prospectus Supplement of the Company dated February 12, 2024 (“Notes”).

Principal Amount:	C$400 million (minimum)

Pricing Date:	February 12, 2024

Settlement Date:	February 15, 2024 (T+3)

Maturity Date:	February 18, 2031

Interest Rate:	●% per annum, payable semi-annually in arrears, in equal instalments on February 18 and August 18 of each year, commencing on August 18, 2024. The first interest payment (long first coupon) on August 18, 2024 will be in an amount equal to $●

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions]

Issue Yield:	●% per annum

Issue Price:	C$● per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Expected Credit Ratings(2):	DBRS: BBB (Stable Trend)
Moody's: Baa2 (Stable Outlook) S&P: BBB (Stable Outlook)

Redemption:	The Notes may be redeemed at any time prior to December 18, 2030 at the option of the Company, in whole or from time to time, in part, on not fewer than 10 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes being redeemed and (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after December 18, 2030 at the option of the Company, in whole or from time to time, in part, on not fewer than 10 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

Any redemption may, at the Company's discretion, be subject to one or more conditions, and may be revoked if any such conditions are not satisfied.

“Discounted Value of the Notes” shall have the meaning as described in the Prospectus Supplement dated February 12, 2024.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:	All provinces of Canada.

Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated February 12, 2024).

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated February 12, 2024.

Use of Proceeds:	The net proceeds will be used for the repayment of outstanding indebtedness, including all or a portion of the repayment upon maturity of the 3.35% Series CK Notes due April 2024, as well as the repayment of commercial paper (incurred for general working capital purposes) and/or the repayment of the 2022 Credit Facility, and for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP / ISIN:	87971MCF8 / CA87971MCF82

Syndicate:	CIBC World Markets Inc. (Joint Bookrunner)
RBC Dominion Securities Inc. (Joint Bookrunner)
Scotia Capital Inc. (Joint Bookrunner)
BMO Nesbitt Burns Inc.
TD Securities Inc.
Desjardins Securities Inc.
National Bank Financial Inc.
J.P. Morgan Securities Canada Inc.
Wells Fargo Securities Canada Ltd.
SMBC Nikko Securities Canada, Ltd.
ATB Capital Markets Inc.
(collectively, the “Agents”).

One or more sections of this term sheet may be provided by members of the Syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions]

(2)	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

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